Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2019 and 2018

KB Financial Group Inc.

Index

March 31, 2019 and 2018

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as of March 31, 2019, and the related separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2019. The separate statement of financial position as of December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 14, 2019

This report is effective as of May 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2019 (Unaudited) and December 31, 2018

(In millions of Korean won)	Notes	March 31, 2019		December 31, 2018
		(Unaudited)

Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	449,038	~~W~~	344,302
Financial assets at fair value through profit or loss	4,5,7		1,050,582		289,179
Loans at amortized cost	4,5,8		120,000		50,000
Investments in subsidiaries	9		24,112,116		24,062,116
Property and equipment	10		6,074		2,185
Intangible assets	11		9,535		9,646
Deferred income tax assets	12		6,369		8,184
Other assets	4,5,13		889,589		857,462

Total assets		~~W~~	26,643,303	~~W~~	25,623,074

Liabilities
Debts	4,5,14	~~W~~	—	~~W~~	300,000
Debentures	4,5,15		5,912,476		5,373,266
Net defined benefit liabilities	16		765		183
Current income tax liabilities			701,206		691,909
Other liabilities	4,5,17		958,834		186,481

Total liabilities			7,573,281		6,551,839

Equity
Share capital	18		2,090,558		2,090,558
Capital surplus	18		14,742,814		14,742,814
Accumulated other comprehensive income	18		(7,164)		(7,144)
Retained earnings	18		3,338,497		3,213,556
Treasury shares	18		(1,094,683)		(968,549)

Total equity			19,070,022		19,071,235

Total liabilities and equity		~~W~~	26,643,303	~~W~~	25,623,074

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2019 and 2018 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2019		2018
		(Unaudited)		(Unaudited)

Interest income		~~W~~	1,584	~~W~~	998
Interest expense			(31,626)		(29,099)

Net interest expense	20		(30,042)		(28,101)

Fee and commission income			136		117
Fee and commission expense			(858)		(1,353)

Net fee and commission expense	21		(722)		(1,236)

Net gains on financial assets at fair value through profit or loss	22		4,797		2,609

Net other operating income	23		926,934		1,089,556

General and administrative expenses	24		(14,398)		(13,117)

Operating profit before provision for credit losses			886,569		1,049,711

Provision for credit losses			—		—

Operating profit			886,569		1,049,711

Net non-operating expenses	25		(70)		(86)

Profit before income tax			886,499		1,049,625

Income tax expense	26		(1,822)		(1,546)

Profit for the period			884,677		1,048,079

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(20)		(38)

Other comprehensive income for the period, net of tax			(20)		(38)

Total comprehensive income for the period		~~W~~	884,657	~~W~~	1,048,041

Earnings per share

Basic earnings per share	27	~~W~~	2,244	~~W~~	2,637

Diluted earnings per share	27		2,229		2,624

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2019 and 2018 (Unaudited)

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the period		—		—		—		1,048,079		—		1,048,079
Remeasurements of net defined benefit liabilities		—		—		(38)		—		—		(38)

Total comprehensive income		—		—		(38)		1,048,079		—		1,048,041

Transactions with shareholders
Dividends		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(180,221)		(180,221)

Total transactions with shareholders		—		—		—		(766,728)		(180,221)		(946,949)

Balance at March 31, 2018 (Unaudited)	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,271)	~~W~~	3,335,730	~~W~~	(936,194)	~~W~~	19,227,637

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income
Profit for the period		—		—		—		884,677		—		884,677
Remeasurements of net defined benefit liabilities		—		—		(20)		—		—		(20)

Total comprehensive income		—		—		(20)		884,677		—		884,657

Transactions with shareholders
Dividends		—		—		—		(759,736)		—		(759,736)
Acquisition of treasury shares		—		—		—		—		(126,134)		(126,134)

Total transactions with shareholders		—		—		—		(759,736)		(126,134)		(885,870)

Balance at March 31, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(7,164)	~~W~~	3,338,497	~~W~~	(1,094,683)	~~W~~	19,070,022

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2019 and 2018 (Unaudited)

(In millions of Korean won)	Note	2019		2018
		(Unaudited)		(Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	884,677	~~W~~	1,048,079

Adjustment for non-cash items
Depreciation and amortization			1,149		167
Share-based payments			(216)		438
Net interest expense			1,791		1,595
Net gains on valuation on financial assets at fair value through profit or loss			(1,403)		785
Net other expenses			559		547

			1,880		3,532

Changes in operating assets and liabilities
Deferred income tax assets			1,822		1,533
Other assets			(1,202)		(954)
Other liabilities			(8,684)		(3,854)

			(8,064)		(3,275)

Net cash inflow from operating activities			878,493		1,048,336

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(760,000)		—
Acquisition of investments in subsidiaries			(50,000)		—
Increase in loans at amortized cost			(70,000)		—
Acquisition of property and equipment			(3,748)		(86)
Acquisition of intangible assets			(28)		(12)
Disposal of intangible assets			—		34
Net increase in guarantee deposits paid			(1,509)		(359)
Other investing activities			(86)		(4)

Net cash inflow(outflow) from investing activities			(885,371)		(427)

Cash flows from financing activities
Decrease in debts			(298,321)		(298,485)
Increase in debentures			618,540		339,054
Decrease in debentures			(79,804)		—
Decrease in lease liability			(122)		—
Acquisition of treasury shares			(128,679)		(199,023)

Net cash inflow (outflow) from financing activities			111,614		(158,454)

Net increase in cash and cash equivalents			104,736		889,455
Cash and cash equivalents at the beginning of the period	28		344,299		245,397

Cash and cash equivalents at the end of the period	28	~~W~~	449,035	~~W~~	1,134,852

The accompanying notes are an integral part of these separate interim financial statements.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2019, is ~~W~~2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the three-month period ended March 31, 2019, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of March 31, 2019.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1116 Leases

Korean IFRS 1116 replaces Korean IFRS 1017 Leases. Korean IFRS 1116 adopts single lessees model and requires lessees to recognize assets and liabilities for all leases for which the lease term is greater than 12 months and the underlying asset is not minor. Lessees will be required to recognize the right-of-use asset and lease liability that represents the obligation to pay the lease payments.

The Company changed its accounting policies as a result of adopting Korean IFRS 1116 Leases. The Company applied the accounting policies which was changed by Korean IFRS 1116 transitional provisions retrospectively. The cumulative effect of initial applying Korean IFRS 1116 was adopted on the date of initial application (January 1, 2019). The Company does not elect to restate its previous financial statements, which is the comparative information. Note 31 is explaining the effect of adopting Korean IFRS 1116 lease and new accounting policies.

•	Enactment of Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendments has no effect on the Company’s financial statements.

•	Enactment of Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments has no effect on the Company’s financial statements.

•	Enactment of Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments has no effect on the Company’s financial statements.

•	Amendments to Korean IFRS 2123 Uncertainty over Income Tax Treatments

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

2.3 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.4 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.5 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
Due from financial institutions	~~W~~	449,038
Loans at amortized cost		120,000
Loans measured at financial assets at fair value through profit or loss		760,000
Other financial assets		22,674

	~~W~~	1,351,712

(In millions of Korean won)	December 31, 2018
Due from financial institutions	~~W~~	344,302
Loans at amortized cost		50,000
Other financial assets		17,116

	~~W~~	411,418

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Loans as of March 31, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

March 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000

Credit quality of loans graded according to the probability of default as of March 31, 2019 and December 31, 2018, are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of March 31, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

March 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not incurred expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	449,038	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	449,038
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	449,038	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	449,038

December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	December 31, 2018
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

Details of the Company’s corporate loans by industry as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

	~~W~~	120,000	100.00	~~W~~	—	~~W~~	120,000

(In millions of Korean won)	December 31, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

Details of the Company’s due from financial institutions by industry as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Amount		%	Allowances		Carrying amount
Financial institutions	~~W~~	449,038	100.00	~~W~~	—	~~W~~	449,038

	~~W~~	449,038	100.00	~~W~~	—	~~W~~	449,038

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Financial institutions	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

Details of the Company’s due from financial institutions by country as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Amount		%	Allowances		Carrying amount
Korea	~~W~~	449,038	100.00	~~W~~	—	~~W~~	449,038

	~~W~~	449,038	100.00	~~W~~	—	~~W~~	449,038

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Korea	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	March 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	169,118	~~W~~	280,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	449,523
Financial assets at fair value through profit or loss[2]		760,000		—		—		—		—		290,582		1,050,582
Loans at amortized cost		—		—		—		122,598		—		—		122,598
Other financial assets		—		4,392		—		16,580		—		—		20,972

	~~W~~	929,118	~~W~~	284,797	~~W~~	—	~~W~~	139,178	~~W~~	—	~~W~~	290,582	~~W~~	1,643,675

Financial liabilities
Debentures	~~W~~	—	~~W~~	6,009	~~W~~	595,917	~~W~~	607,140	~~W~~	3,855,599	~~W~~	1,374,777	~~W~~	6,439,442
Other financial liabilities		—		768,638		88		3,384		412		—		772,522

	~~W~~	—	~~W~~	774,647	~~W~~	596,005	~~W~~	610,524	~~W~~	3,856,011	~~W~~	1,374,777	~~W~~	7,211,964

(In millions of Korean won)
	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	284,350	~~W~~	20,030	~~W~~	40,178	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,558
Financial assets at fair value through profit or loss[2]		—		—		—		—		—		289,179		289,179
Loans at amortized cost		—		—		—		51,075		—		—		51,075
Other financial assets		—		1,532		—		14,399		—		—		15,931

	~~W~~	284,350	~~W~~	21,562	~~W~~	40,178	~~W~~	65,474	~~W~~	—	~~W~~	289,179	~~W~~	700,743

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000
Debentures		—		6,009		103,180		870,199		3,636,044		1,187,038		5,802,470
Other financial liabilities		—		7,555		—		—		—		—		7,555

	~~W~~	—	~~W~~	13,564	~~W~~	403,180	~~W~~	870,199	~~W~~	3,636,044	~~W~~	1,187,038	~~W~~	6,110,025

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

[1]	The amount of ~~W~~3 million, which is restricted due from the financial institutions as of March 31, 2019 and December 31, 2018, is excluded.
[2]

Financial assets at fair value through profit or loss are hybrid capital instruments and are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	1,050,582	~~W~~	1,050,582
Financial assets at amortized cost
Due from financial institutions		449,038		449,038
Loans		120,000		120,000
Other financial assets		22,674		22,674

		1,642,294		1,642,294

Financial liabilities
Financial liabilities at amortized cost
Debentures		5,912,476		5,979,999
Other financial liabilities		785,324		785,324

	~~W~~	6,697,800	~~W~~	6,765,323

(In millions of Korean won)	December 31, 2018
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	289,179	~~W~~	289,179
Financial assets at amortized cost
Due from financial institutions		344,302		344,302
Loans		50,000		50,000
Other financial assets		17,116		17,116

		700,597		700,597

Financial liabilities
Financial liabilities at amortized cost
Debts		300,000		300,000
Debentures		5,373,266		5,398,656
Other financial liabilities		19,953		19,953

	~~W~~	5,693,219	~~W~~	5,718,609

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Bonds purchased under resale agreement in Korean won	~~W~~	—	~~W~~	760,000	~~W~~	—	~~W~~	760,000
Derivative-linked securities		—		—		290,582		290,582

	~~W~~	—	~~W~~	760,000	~~W~~	290,582	~~W~~	1,050,582

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	169,038	~~W~~	280,000	~~W~~	449,038
Loans at amortized cost[2]		—		—		120,000		120,000
Other financial assets[3]		—		—		22,674		22,674

	~~W~~	—		169,038		422,674		591,712

Financial liabilities
Debts[4]		—		—		—		—
Debentures		—		5,979,999		—		5,979,999
Other financial liabilities[3]		—		—		785,324		785,324

	~~W~~	—	~~W~~	5,979,999	~~W~~	785,324	~~W~~	6,765,323

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	284,302	~~W~~	60,000	~~W~~	344,302
Loans at amortized cost[2]		—		—		50,000		50,000
Other financial assets[3]		—		—		17,116		17,116

		—		284,302		127,116		411,418

Financial liabilities
Debts[4]		—		300,000		—		300,000
Debentures		—		5,398,656		—		5,398,656
Other financial liabilities[3]		—		—		19,953		19,953

	~~W~~	—	~~W~~	5,698,656	~~W~~	19,953	~~W~~	5,718,609

[1]

Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approxiamations of fair values. And due from financial institutions classified as level 3 are due from financial institutions with residual maturity of less than 3 months, carrying amounts are reasonable approxiamations of fair values.

[2]	Because loans at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approxiamations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approxiamations of fair values.
[4]	For debts classified as level 2, carrying amounts are reasonable approxiamations of fair values.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	March 31, 2019		December 31, 2018
Financial liabilities
Debentures	~~W~~	5,979,999	~~W~~	5,398,656	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Financial assets at fair value through profit or loss
	2019		2018
Beginning balance	~~W~~	289,179	~~W~~	284,485
Total gains or losses
- Profit or loss for the period		1,403		(785)
- Other comprehensive income		—		—
Purchases		—		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending balance	~~W~~	290,582	~~W~~	283,700

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Gains (losses) from financial investments at fair value through profit or loss		Other operating income (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,403	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	1,403	~~W~~	—	~~W~~	—

(In millions of Korean won)	2018
	Gains (losses) from financial investments at fair value through profit or loss		Other operating income (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(785)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(785)	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	290,582	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Information of issue by stock, Valid credit rating, Interest rate estimation variability	Discount rate	2.30 ~ 4.74	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.44	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	289,179	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Information of issue by stock, Valid credit rating, Interest rate estimation variability	Discount rate	2.43~4.80	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.47	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	5,255	~~W~~	(5,181)	~~W~~	—	~~W~~	—

	~~W~~	5,255	~~W~~	(5,181)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

6. Due from Financial Institution

Details of due from financial institution as March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of March 31, 2019)	March 31, 2019		December 31, 2018
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.65	~~W~~	302,149	~~W~~	69,621
		Standard Chartered Bank	—		—		41,350
		The Korea Securities Finance Corporation	1.79		100,000		100,000
		BNK Busan Bank	1.75		46,889		133,331

				~~W~~	449,038	~~W~~	344,302

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	449,035	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	449,035

(In millions of Korean won)	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	344,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,299

Restricted cash from financial institution as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2019		December 31, 2018		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

7. Financial Assets at Fair Value through Profit or Loss

Details of Financial Assets at Fair Value through Profit or Loss as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Financial Assets at Fair Value through Profit or Loss
Derivative-linked securities	~~W~~	290,582	~~W~~	289,179
Bonds purchased under resale agreement in Korean won		760,000		—

	~~W~~	1,050,582	~~W~~	289,179

8. Loans at amortized cost

Details of loans at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Loans at amortized cost	~~W~~	120,000	~~W~~	50,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	120,000	~~W~~	50,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

9. Investments in Subsidiaries

Details of subsidiaries as of March 31, 2019, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

Investments in subsidiaries as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership (%)	Carrying amount
Name of subsidiary	As of March 31, 2019		2019		2018
Kookmin Bank	404,379,116	100.00		14,821,721		14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	23,349,208	100.00		623,811		573,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd.	12,525,328	100.00		104,910		104,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621

			~~W~~	24,112,116	~~W~~	24,062,116

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Changes in accumulated impairment losses on investments in subsidiaries for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2018
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

10. Property and Equipment

Details of property and equipment as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,526	~~W~~	(1,338)	~~W~~	—	~~W~~	3,188
Equipment and others		5,712		(3,741)		—		1,971
Right-of-use property and equipment-Buildings		298		(72)		—		226
Right-of-use property and equipment -Vehicles		828		(151)		—		677
Right-of-use property and equipment -Others		16		(4)		—		12

	~~W~~	11,380	~~W~~	(5,306)	~~W~~	—	~~W~~	6,074

(In millions of Korean won)	December 31, 2018

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	1,034	~~W~~	(842)	~~W~~	—	~~W~~	192
Equipment and others		5,455		(3,462)		—		1,993

	~~W~~	6,489	~~W~~	(4,304)	~~W~~	—	~~W~~	2,185

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

11. Intangible Assets

Details of intangible assets as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,702	~~W~~	(2,818)	~~W~~	—	~~W~~	884
Membership rights		9,623		—		(1,814)		7,809
Other intangible assets		4,646		(3,804)		—		842

	~~W~~	17,971	~~W~~	(6,622)	~~W~~	(1,814)	~~W~~	9,535

(In millions of Korean won)	December 31, 2018
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,679	~~W~~	(2,748)	~~W~~	—	~~W~~	931
Membership rights		9,623		—		(1,814)		7,809
Other intangible assets		4,635		(3,729)		—		906

	~~W~~	17,937	~~W~~	(6,477)	~~W~~	(1,814)	~~W~~	9,646

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,285	~~W~~	—	~~W~~	2,285
Membership rights		499		—		499
Defined benefit obligation		2,281		—		2,281
Plan assets		—		(1,409)		(1,409)
Short-term employee benefits		181		—		181
Gains(loss) on valuation of hybrid capital instruments		2,590		—		2,590
Others		143		(201)		(58)

		7,979		(1,610)		6,369

Offsetting of deferred tax assets and liabilities		(1,610)		1,610		—

	~~W~~	6,369	~~W~~	—	~~W~~	6,369

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,922	~~W~~	—	~~W~~	2,922
Membership rights		499		—		499
Defined benefit obligation		2,523		—		2,523
Plan assets		—		(1,604)		(1,604)
Short-term employee benefits		748		—		748
Gains(loss) on valuation of hybrid capital instruments		2,976		—		2,976
Others		120		—		120

		9,788		(1,604)		8,184

Offsetting of deferred tax assets and liabilities		(1,604)		1,604		—

	~~W~~	8,184	~~W~~	—	~~W~~	8,184

13. Other Assets

Details of other assets as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Other financial assets
Receivables	~~W~~	4,178	~~W~~	675
Accrued income		2,087		2,251
Guarantee deposits		16,409		14,190

		22,674		17,116

Other non-financial assets
Receivables		865,549		838,450
Prepaid expenses		981		1,763
Advanced payments		385		133

		866,915		840,346

	~~W~~	889,589	~~W~~	857,462

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

14. Debts

Debts as of March 31, 2019 and December 31, 2018, consist of:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Borrowings	~~W~~	—	~~W~~	300,000

Details of borrowings as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Lender	Annual interest rates (%) As of March 31, 2019	March 31, 2019		December 31, 2018
Borrowings in Korean won	Other borrowings	MERITZ Securities Co., Ltd.	—	~~W~~	—	~~W~~	300,000

The maturities of debts as of December 31, 2018, are as follows:

(In millions of Korean won)	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

15. Debentures

Details of debentures as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) As of March 31, 2019	March 31, 2019		December 31, 2018
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	70,000	~~W~~	70,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		—		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		170,000		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		150,000		150,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No. 36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		—
Unguaranteed debentures No. 36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		—
Unguaranteed debentures No. 36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		—
Unguaranteed debentures No. 37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		—
Unguaranteed debentures No. 37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		—

					5,920,000		5,380,000
	Less: Bond Discounts				(7,524)		(6,734)

				~~W~~	5,912,476	~~W~~	5,373,266

The maturities of debentures as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	570,000	~~W~~	170,000	~~W~~	350,000	~~W~~	1,870,000	~~W~~	2,960,000	~~W~~	5,920,000

(In millions of Korean won)	December 31, 2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	80,000	~~W~~	570,000	~~W~~	220,000	~~W~~	1,910,000	~~W~~	2,600,000	~~W~~	5,380,000

Changes in debentures based on face value for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	620,000	~~W~~	(80,000)	~~W~~	5,920,000

(In millions of Korean won)	2018
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,170,000	~~W~~	340,000	~~W~~	—	~~W~~	5,510,000

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		555		—		555
Interest cost(income)		116		(116)		—
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		27		27
Payments from plans (benefit payments)		(1,554)		1,554		—
Transfer in		1,158		(1,158)		—
Transfer out		(2,574)		2,574		—

Ending	~~W~~	18,064	~~W~~	(17,299)	~~W~~	765

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

(In millions of Korean won)
	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)
Current service cost		491		—		491
Interest cost(income)		119		(121)		(2)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		52		52
Payments from plans (benefit payments)		(974)		974		—
Transfer in		2,528		(2,528)		—
Transfer out		(1,865)		1,865		—

Ending	~~W~~	16,893	~~W~~	(16,553)	~~W~~	340

Details of the net defined benefit liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Present value of defined benefit obligation	~~W~~	18,064	~~W~~	20,363
Fair value of plan assets		(17,299)		(20,180)

Net defined benefit liabilities	~~W~~	765	~~W~~	(183)

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	555	~~W~~	491
Net interest expenses of net defined benefit liabilities		—		(2)

Post-employment benefits	~~W~~	555	~~W~~	489

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

17. Other Liabilities

Details of other liabilities as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Other financial liabilities
Payables	~~W~~	8,439	~~W~~	7,375
Accrued expenses		16,383		12,578
Dividends payable		759,736		—
Lease liability		766		—
		785,324		19,953

Other non-financial liabilities
Payables		82,016		49,348
Accrued expenses		90,556		116,800
Withholding taxes		938		380

		173,510		166,528

	~~W~~	958,834	~~W~~	186,481

18. Equity

Share Capital

Details of share capital and number of issued shares as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019		December 31, 2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in shares outstanding for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Beginning	395,551,297	399,037,583
Increase	—	—
Decrease	(2,805,362)	(2,803,909)

Ending	392,745,935	396,233,674

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Capital Surplus

Details of capital surplus as March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646

	~~W~~	14,742,814	~~W~~	14,742,814

Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(7,164)	~~W~~	(7,144)

Changes in accumulated other comprehensive income for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes		Tax effect		Ending

Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(27)	~~W~~	7	~~W~~	(7,164)

(In millions of Korean won)	2018
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(52)	~~W~~	14	~~W~~	(5,271)

Retained Earnings

Details of retained earnings as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Legal reserves	~~W~~	482,806	~~W~~	390,216
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,458		2,374
Retained earnings before appropriation		1,869,233		1,838,966

	~~W~~	3,338,497	~~W~~	3,213,556

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Beginning	~~W~~	4,458	~~W~~	2,374
Estimated amounts subject to provision(reversal)		503		2,084

Ending	~~W~~	4,961	~~W~~	4,458

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won, except per share amounts)	2019		2018
Provision of regulatory reserve for credit losses	~~W~~	503	~~W~~	724
Adjusted profit after provision of regulatory reserve for credit losses[1]		884,174		1,047,355
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,243		2,635
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,228		2,622

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		2,805,362		—		25,365,602
Carrying amount	~~W~~	968,549	~~W~~	126,134	~~W~~	—	~~W~~	1,094,683

(In millions of Korean won and in number of shares)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,073,954		2,803,909		—		21,877,863
Carrying amount	~~W~~	755,973	~~W~~	180,221	~~W~~	—	~~W~~	936,194

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

19. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2018, of ~~W~~1,920 per share, amounting to total dividends of ~~W~~759,736 million, were declared at the annual general meeting on March 27, 2019. The Company’s interim separate financial statements as of March 31, 2019, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2018 were ~~W~~766,728 million (~~W~~1,920 per share).

20. Net Interest Expense

Interest income (expense) and net interest expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Interest income
Due from financial institutions	~~W~~	1,064	~~W~~	886
Loans measured at fair value through profit or loss		79		—
Loans at amortized cost		365		54
Other		76		58

		1,584		998

Interest expense
Debts		1,194		972
Debentures		30,428		28,127
Other		4		—

		31,626		29,099

Net interest expense	~~W~~	(30,042)	~~W~~	(28,101)

21. Net Fee and Commission Expense

Fee and commission income (expense) and net fee and commission expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Fee and commission income
Fees in Korean won	~~W~~	136	~~W~~	117
Fee and commission expense
Fees paid in Korean won		779		1,281
Fees paid in foreign currency		79		72

		858		1,353

Net fee and commission expense	~~W~~	(722)	~~W~~	(1,236)

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

22. Net Gains on Financial assets at fair value through profit or loss

Net Gains on Financial assets at fair value through profit or loss consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss	~~W~~	4,944	~~W~~	3,577
Losses related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss		147		968

Net gains on financial instruments at fair value through profit or loss	~~W~~	4,797	~~W~~	2,609

23. Net Other Operating Income

Other operating income or other operating expense for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Other operating income
Dividend income from subsidiaries	~~W~~	926,934	~~W~~	1,089,556

		926,934		1,089,556

Net other operating income	~~W~~	926,934	~~W~~	1,089,556

24. General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	4,941	~~W~~	6,104
Salaries and other short-term employee benefits - Others		903		927
Post-employment benefits - defined benefit plans		555		489
Post-employment benefits - defined contribution plans		—		—
Share-based payments		(216)		438

		6,183		7,958

Depreciation and amortization		1,149		167

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Other general and administrative expenses
Travel		196		54
Communications		169		185
Tax and dues		212		152
Publication		57		41
Rental expense		167		371
Vehicle		22		23
Service fees		3,874		2,083
Advertising		382		384
Training		305		164
Others		1,682		1,535

		7,066		4,992

	~~W~~	14,398	~~W~~	13,117

Share-based Payments

The Group entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of March 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	July. 17, 2017	7,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	16,117	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[4] 70%
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2015	—	10,043	Satisfied
Deferred grant in 2016	—	12,093	Satisfied
Deferred grant in 2017	—	57,746	Satisfied
Deferred grant in 2018	—	8,057	Satisfied

		203,601

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Kookmin Bank
Series 72	Aug 28, 2017	5,715	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[5] 50~70%
Series 74	Jan 01, 2018	136,454	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan 01, 2019	246,077	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	111,544	Satisfied
Deferred grant in 2018	—	194,473	Satisfied

		792,224

Other subsidiaries and associate			Services fulfillment, Achievement of targets on the basis of market 10~50% and non-market performance 50~90%
Stock granted in 2010	—	106
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	25,570
Stock granted in 2017	—	82,919
Stock granted in 2018	—	262,459
Stock granted in 2019	—	200,715

		579,021

		1,574,846

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Non-banking sector profit

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performances as of March 31, 2019, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	9,690	Satisfied
Stock granted in 2016	Jan. 01, 2016	11,783	Satisfied
Stock granted in 2017	Jan. 01, 2017	12,273	Satisfied
Stock granted in 2018	Jan. 01, 2018	20,664	Satisfied
Stock granted in 2019	Jan. 01, 2019	7,278	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	18,363	Satisfied
Stock granted in 2016	Jan. 01, 2016	56,065	Satisfied
Stock granted in 2017	Jan. 01, 2017	57,055	Satisfied
Stock granted in 2018	Jan. 01, 2018	108,437	Satisfied
Stock granted in 2019	Jan. 01, 2019	33,526	Proportional to service period
Other subsidiaries and associate
Stock granted in 2015	—	16,922	Satisfied
Stock granted in 2016	—	94,198	Satisfied
Stock granted in 2017	—	246,012	Satisfied
Stock granted in 2018	—	458,338	Satisfied
Stock granted in 2019	—	79,386	Proportional to service period

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as March 31, 2019 and December 31, 2018, are ~~W~~89,125 million and ~~W~~111,058 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are ~~W~~80,815 million and ~~W~~100,434 million, respectively. In addition, The compensation costs from share-based payments that amounts to ~~W~~216 million and ~~W~~438 million were recognized as an reversal and expense for the three-month periods ended March 31, 2019 and 2018, respectively.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Non-operating income
Others	~~W~~	3	~~W~~	309

		3		309

Non-operating expenses
Donation		67		395
Others		6		—

		73		395

Non-operating income (expenses)	~~W~~	(70)	~~W~~	(86)

26. Income Tax Expense

Details of income tax benefit for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		1,815		1,532
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		7		14

Income tax benefit	~~W~~	1,822	~~W~~	1,546

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2019
Beginning (A)	418,111,537
Acquisition of treasury shares (B)	23,932,079

Weighted average number of ordinary shares outstanding (A - B)	394,179,458

(In number of shares)	2018
Beginning (A)	418,111,537
Acquisition of treasury shares (B)	20,692,597

Weighted average number of ordinary shares outstanding (A - B)	397,418,940

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Basic earnings per share

(In Korean won and in number of shares)	2019
Profit attributable to ordinary shares[1] (C)	~~W~~	884,677,412,004
Weighted average number of ordinary shares outstanding (D)		394,179,458
Basic earnings per share (E = C / D)	~~W~~	2,244

(In Korean won and in number of shares)	2018
Profit attributable to ordinary shares[1] (C)	~~W~~	1,048,079,043,044
Weighted average number of ordinary shares outstanding (D)		397,418,940
Basic earnings per share (E = C / D)	~~W~~	2,637

[1]	Profit attributable to ordinary shares is the same as profit for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit to calculate diluted earnings per share:

(In Korean won)	2019		2018
Profit attributable to ordinary shares	~~W~~	884,677,412,004	~~W~~	1,048,079,043,044
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	884,677,412,004	~~W~~	1,048,079,043,044

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	2019	2018
Weighted average number of ordinary shares outstanding	394,179,458	397,418,940
Adjustment
Stock grants	2,701,758	2,059,518

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	396,881,216	399,478,458

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Diluted earnings per share:

(In Korean won and in number of shares)	2019		2018
Adjusted profit for diluted earnings per share	~~W~~	884,677,412,004	~~W~~	1,048,079,043,044
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		396,881,216		399,478,458
Diluted earnings per share	~~W~~	2,229	~~W~~	2,624

28. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019		December 31, 2018
Due from financial institutions	~~W~~	449,038	~~W~~	344,302
Restricted cash from financial institutions		(3)		(3)

	~~W~~	449,035	~~W~~	344,299

Significant non-cash transactions for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Changes in receivables and payables from consolidated tax	~~W~~	46,682	~~W~~	165,030
Changes in receivables and payables relating to share grants		(19,475)		(23,934)
Recognition of dividends payable by surplus appropriation		759,736		766,728
Changes in payables from treasury share trust transaction		4,133		—

Cash inflows and outflows due to interest and dividends for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Prepaid income tax expense	Operating	~~W~~	525	~~W~~	525
Interest received	Operating		1,018		527
Interest paid	Operating		31,065		26,847
Dividends received	Operating		930,340		1,092,963

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2019				December 31, 2018
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—

The Company faces two lawsuits as the defendant involving aggregate damages of ~~W~~191 million.

30. Related Party Transactions

Significant related party transactions for the three-month periods ended March 31, 2019 and 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiaries	Kookmin Bank	Interest income	~~W~~	614	~~W~~	665
		Fee and commission income		136		117
		Net other operating income		667,226		640,132
		General and administrative expenses		2,003		1,261
	KB Securities Co., Ltd.	Net other operating income		50,000		139,157
		General and administrative expenses		333		249
	KB Insurance Co., Ltd.	Net other operating income		—		49,875
		General and administrative expenses		365		237
	KB Kookmin Card Co., Ltd.	Net other operating income		200,008		180,044
		General and administrative expenses		234		201
		Net non-operating income		2		1
	KB Life Insurance Co., Ltd.	General and administrative expenses		24		29
	KB Asset Management Co., Ltd.	Net other operating income		—		50,000
	KB Capital Co., Ltd	Net gains on financial asstes at fair value through profit or loss		4,797		2,609
		General and administrative expenses		15		—
		Net other operating income		—		10,746
	KB Savings Bank Co., Ltd.	Net other operating income		5,000		8,802
	KB Real Estate Trust. Co., Ltd.	Net other operating income		4,700		10,800
	KB Investment Co., Ltd.	Interest income		365		50
	KB Data Systems Co., Ltd.	General and administrative expenses		476		320

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)			March 31, 2019		December 31, 2018
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	302,149	~~W~~	69,621
		Other assets		648,192		643,010
		Other liabilities		2,121		4,545
	KB Securities Co., Ltd.	Other assets		62,122		62,993
		Other liabilities		23,078		—
	KB Insurance Co., Ltd.	Other assets		9,350		12,774
		Other liabilities		50,668		35,177
	KB Kookmin Card Co., Ltd.	Other assets		102,387		79,288
		Other liabilities		674		664
	KB Life Insurance Co., Ltd.	Other assets		3,204		3,991
		Other liabilities		4,177		5,315
	KB Asset Management Co., Ltd.	Other assets		10,842		10,666
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		290,582		289,179
		Other assets		25,165		18,383
		Other liabilities		15		—
	KB Savings Bank Co., Ltd.	Other assets		2,629		1,670
	KB Real Estate Trust Co., Ltd.	Other assets		18,732		14,259
	KB Investment Co., Ltd.	Loans at amortized cost		120,000		50,000
		Other assets		1,558		1,198
		Other liabilities		505		486
	KB Credit Information Co., Ltd.	Other assets		750		985
	KB Data Systems Co., Ltd.	Tangible Asset		—		140
		Other assets		1,753		3,357
		Other liabilities		490		137

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 9 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

Unused commitments by a related party as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)			March 31, 2019		December 31, 2018
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,560	~~W~~	1,336

The equity-related transactions with related parties as of March 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)			2019		2018
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase with consideration of common stock	~~W~~	50,000	~~W~~	—

Compensation to key management for the three-month periods ended March 31, 2019 and 2018, consists of:

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	242	~~W~~	6	~~W~~	(23)	~~W~~	225
Registered director (non-executive)		137		—		—		137
Non-registered director		584		35		(193)		426

	~~W~~	963	~~W~~	41	~~W~~	(216)	~~W~~	788

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered director (executive)	~~W~~	305	~~W~~	10	~~W~~	179	~~W~~	494
Registered director (non-executive)		156		—		—		156
Non-registered director		656		44		259		959

	~~W~~	1,117	~~W~~	54	~~W~~	438	~~W~~	1,609

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

31. Changes in accounting policies-Implementation of Korean IFRS 1116 Leases

The Company applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional privisons. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

At inception of a contract, the Company shall assess whether the contract is, or contains, a lease. They also identify whether the contract is, or contains, a lease according to IFRS on the date of initial application. However, the contracts written before the date of initial application are permitted to applying a practical expedient and the Company do not have to go through all the contracts. At inception of a contract, the Company shall assess whether the contract is, or contains, a lease based on the date of initial application.

For a contract that is, or contains, a lease, a lessee or lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract. Moreover, a lessee is permitted to elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The Company applies practical expedient to all (or a part of) contracts that are, or contain a lease and elects to combine non-lease components with a lease component and to account for them as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset (lease assets) and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments shall be discounted using the interest rate implicit in the lease, if the rate can be readily determined. The Company has to determine the incremental borrowing rate if the interest rate cannot be readily determined, which defined as the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The cost of the right-of-use asset shall comprise.

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct costs incurred by the lessee

•	an estimate of costs restoring the site

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Company applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(fundamental assets ~~W~~5 million and less than $5,000).

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, an entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

Lessor accounting did not change significantly with IAS 1017. Even if an entity as a lessor adopts Korean IFRS 1116, significant changes will not be occurred, and the affect on the financial statements is expected to be not significant.

A lessee may apply one of the standards to its leases either; retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (a full retrospective approach) or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

As of January 1, 2019, the Company plans to initially adopt Korean IFRS 1116 using the modified retrospective method. Consequently, the comparative information will not be restated.

Regarding leases that were formerly classified as finance leases, the Company recognized the carrying amount of lease assets and liabilities in the statement of financial position immediately before the date of initial application as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principle from Korean IFRS 1116 was applied after the date of the initial application. The remeasured amounts of lease liabilities were recognized as the adjusted right-of-use asset immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	684
Add : Financial leased asset recognized at December 31, 2018		—
Right-of use asset recognized as of the date of initial application		684
Lease liability
Operating lease commitments disclosed at December 31, 2018		468
Discounted amount using the lessee’s incremental borrowing rate(*) at the date of initial application		460
Add : Financial leased liability recognized at December 31, 2018		—
Lease liability recognized as of the date of initial application		460

(*)	Incremental borrowing rate of interest is 1.88% to 2.21%

KB Financial Group Inc.

Notes to Separate Interim Financial Statements

March 31, 2019 and 2018, and December 31, 2018

The amounts recognized in statement of financial position

The amount related to lease recognized in statement of financial position as of March 31, 2019 is as follows:

(In millions of Korean won)	March 31, 2019
Right-of-use assets[1]
Real estate	~~W~~	226
Vehicles		677
Others		12

		915

Lease liabilities[2]	~~W~~	766

[1]	It is included in property and equipment of financial statements.
[2]	It is included in other liabilities of financial statements

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the three-month periods ended March 31, 2019 is as follows:

(In millions of Korean won)	2019
Amortization of right-of-use assets
Real estate	~~W~~	73
Vehicles		154
Others		4

		231

Interest expenses on the lease liabilities (Included in finance charges)	~~W~~	4
Short-term lease payments (Included in administrative expenses)		—
Payments for leases of low-value assets different from short-term leases (Included in administrative expenses)		—